Exhibit 77-M

MERGERS

(a) The Board of Trustees of the Registrant, on behalf of the Fund (on November 2, 2000), and the Board of Trustees of Pilgrim Funds Trust (formerly ING Funds Trust), on behalf of ING Small Cap Growth Fund (on November 16, 2000), and Shareholders of the ING Small Cap Growth Fund (on February 22, 2001), approved an Agreement and Plan of Reorganization under which Pilgrim SmallCap Opportunities Fund acquired all of the assets and liabilities of ING SmallCap Growth Fund in exchange for Classes A, B, and C shares, as applicable, of the Fund (the "Reorganization"). The Reorganization concluded on February 23, 2001.